

Mail Stop 4631

July 30, 2009

Mr. John R. Nieser
CFO, Senior Vice President and Treasurer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX 77027

> **RE:** **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 28, 2009**
> **File No. 1-14472**

Dear Mr. Nieser:

We have reviewed your response letter dated July 20, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Impairment or Disposal of Long-Lived Assets, page 34

1. We have reviewed your response to prior comment 1 from our letter dated June 24, 2009. We note your belief that each facility's current undiscounted value was materially in excess of its carrying value. However, it is not clear whether different assumptions that are reasonably likely could cause the undiscounted values to be less than the carrying values. Please clarify and provide in future

filings a sensitivity analysis based upon reasonably likely changes of the underlying assumptions used in your asset impairment analysis for those facilities for which you had the most subjective estimates.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit 31 – Certifications

2. We have reviewed your response to comment 8 in our letter dated June 24, 2009. We note that you filed an amendment to your Form 10-K on July 2, 2009 in order to file certifications which include the signatures of your CEO and CFO. In situations where unsigned certifications were originally filed, you are required to amend the full report. As such, please refile the entire Form 10-K report and include signed certifications that are currently dated and refer to the Form 10-K/A.

* * * *

Please file the requested amendment and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief